UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

InPhonic, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45772G 10 5 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d - 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772G 10 5	Page 2 of 5

1.	NAME OF REPORTING PERSON S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David A. Steinberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,589,808 6. SHARED VOTING POWER 676,367 7. SOLE DISPOSITIVE POWER 5,589,808 8. SHARED DISPOSITIVE POWER 676,367

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,266,175
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12.	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45772G 10 5	Page 3 of 5

Item 1	(a).	Name of Issuer:

InPhonic, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

Item 2	(a).	Name of Person Filing:

David A. Steinberg

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

Item 2	(c).	Citizenship:

The filing person is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number: 45772G105

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

CUSIP No. 45772G 10 5	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned: 6,266,175 (1)

(b) Percent of class: 19.4% (1)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 5,589,808

(ii) shared power to vote or to direct the vote: 676,367 (1)

(iii) sole power to dispose or to direct the disposition of: 5,589,808

(iv) shared power to dispose or to direct the disposition of: 676,367 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

(1)	Includes (1) 395,834 shares held by the BB & LB Trust dated June 24, 2002, (2) 190,538 shares beneficially owned by the Kristin and David Steinberg Foundation and (3) 89,995 shares beneficially owned by members of Mr. Steinberg’s immediate family. Mr. Steinberg shares dispositive and voting control over these shares. Mr. Steinberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP No. 45772G 10 5	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

/s/ David A. Steinberg
David A. Steinberg